77. Q. 1.

The Investment Advisory Agreement (the "Agreement") dated February 19, 1992 between The New America High Income Fund, Inc. and Wellington Management Company, LLP is amended as of August 1, 1997 to replace the first sentence of
Section 3, "Compensation of the Investment Adviser," of the Agreement with the following:

"For the services to be rendered by the Investment Adviser as provided in Sections 1 and 2 of this Agreement, the Fund shall pay to the Investment Adviser, as promptly as possible after the last day of each month, an investment advisory fee at the annual rate of .45% of the Fund's "Average Net Assets," based on the average weekly net asset value."